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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Republic Airways Holdings Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

760276105

(CUSIP Number)

December 20, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

CUSIP No. 760276105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Orbis Investment Management Limited, Orbis Asset Management Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization The Reporting Persons are companies organized under the laws of Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power 2,104,402

		6.	Shared Voting Power 36,000

		7.	Sole Dispositive Power 2,140,402

		8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person Orbis Investment Management Limited 2,113,402; Orbis Asset Management Limited 27,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 5.2%

12.	Type of Reporting Person (See Instructions)

Orbis Investment Management Limited and Orbis Asset management Limited are each an IA.

Item 1.
	(a)	Name of Issuer Republic Airways Holdings Inc.
	(b)	Address of Issuer's Principal Executive Offices
8909 Purdue Road, Suite 300, Indianaplos, Indiana, 46268

Item 2.
	(a)	Name of Person Filing Orbis Investment Management Limited, Orbis Asset Management Limited
	(b)	Address of Principal Business Office or, if none, Residence 34 Bermudiana Road, Hamilton HM11 Bermuda
	(c)	Citizenship The Reporting Persons are companies organized under the laws of Bermuda.
	(d)	Title of Class of Securities Common Stock, $0.001 Par Value Per Share
	(e)	CUSIP Number 760276105

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 2,140,402
	(b)	Percent of class: 5.2%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 2,104,402
		(ii)	Shared power to vote or to direct the vote 36,000
		(iii)	Sole power to dispose or to direct the disposition of 2,140,402
		(iv)	Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.[ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Other persons have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock of Republic Airways Holdings Inc. beneficially owned by Orbis Investment Management Limited. Another person has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock of Republic Airways Holdings Inc. beneficially owned by Orbis Asset Management Limited.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable
Item 8.	Identification and Classification of Members of the Group

Orbis Investment Management Limited ("OIML") and Orbis Asset Management Limited ("OAML")are together making this filing because they may be deemed to constitute a "group" for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Information with respect to each of OIML and OAML (collectively, the "Reporting Persons") is given solely by each such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by the other Reporting Person. OIML is the beneficial owner of 2,113,402 shares of common stock of Republic Airways Holdings Inc. or 5.1% of the 41,542,137 shares of common stock of Republic Airways Holdings Inc. believed to be outstanding. OIML disclaims beneficial ownership of the 27,000 shares of common stock of Republic Airways Holdings Inc. beneficially owned by OAML . OAML is the beneficial owner of 27,000 shares of common stock of Republic Airways Holdings Inc. or 0.1% of the 41,542,137 shares of common stock of Republic Airways Holdings Inc. believed to be outstanding. OAML disclaims beneficial ownership of the 2,113,402 shares of common stock of Republic Airways Holdings Inc. beneficially owned by OIML.

Item 9.	Notice of Dissolution of Group

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 22, 2005
Date

ORBIS INVESTMENT MANAGEMENT LIMITED ORBIS ASSET MANAGEMENT LIMITED by
Signature

James Dorr, Secretary and General Counsel
Name/Title
Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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